UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

292052 10 7

(CUSIP Number)

Louis R. Cappelli
c/o Cappelli Enterprises, Inc.
115 Stevens Avenue
Valhalla, NY 10595
Attention: Louis R. Cappelli

With a copy to:

Herrick, Feinstein LLP
2 Park Avenue
New York, NY 10016
Attention: Louis Goldberg, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: Louis R. Cappelli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 5,374,512 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 5,374,512 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,374,512 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.79% (2)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes (i) 811,030 shares of Common Stock purchased by LRC Acquisition LLC (“LRC”) on April 29, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire Resorts, Inc. (“Empire”) and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement, dated as of June 26, 2008, made by and between Empire and LRC (as amended, the “Stock Purchase Agreement”); (ii) 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC (“Cappelli Resorts”) by Concord Associates, L.P. (“Concord”), effective as of May 1, 2008; (iii) 811,030 shares of Common Stock purchased by LRC on June 2, 2008 pursuant to the Stock Purchase Agreement; (iv) 811,030 shares of Common Stock purchased by LRC on June 30, 2008 pursuant to the Stock Purchase Agreement; and (v) 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008 pursuant to the Stock Purchase Agreement. Louis R. Cappelli is the sole member and the managing member of LRC. Louis R. Cappelli is also the managing member of Cappelli Resorts and Cappelli Resorts II, LLC. Through his ownership interest in Cappelli Resorts and Cappelli Resorts II, LLC, Louis R. Cappelli owns a controlling interest in Concord.

(2) Based upon a total of 34,037,961 shares of Common Stock outstanding as of March 12, 2009 as reported in Empire Resorts, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: LRC Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 4,200,000 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 4,200,000 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,200,000 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.34% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes (i) 811,030 shares of Common Stock purchased by LRC Acquisition LLC (“LRC”) on April 29, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire Resorts, Inc. (“Empire”) and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement, dated as of June 26, 2008, made by and between Empire and LRC (as amended, the “Stock Purchase Agreement”); (ii) 811,030 shares of Common Stock purchased by LRC on June 2, 2008 pursuant to the Stock Purchase Agreement; (iii) 811,030 shares of Common Stock purchased by LRC on June 30, 2008 pursuant to the Stock Purchase Agreement; and (iv) 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008 pursuant to the Stock Purchase Agreement.

(2) Based upon a total of 34,037,961 shares of Common Stock outstanding as of March 12, 2009 as reported in Empire Resorts, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: Cappelli Resorts LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,174,512 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,174,512 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,174,512 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.45% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC (“Cappelli Resorts”) by Concord Associates, L.P. (“Concord”), effective as of May 1, 2008. Louis R. Cappelli is the managing member of Cappelli Resorts and Cappelli Resorts II, LLC. Through his ownership interest in Cappelli Resorts and Cappelli Resorts II, LLC, Louis R. Cappelli also owns a controlling interest in Concord.

(2) Based upon a total of 34,037,961 shares of Common Stock outstanding as of March 12, 2009 as reported in Empire Resorts, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

This Amendment No. 9 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 10, 2008 by Louis R. Cappelli in connection with the common stock of Empire Resorts, Inc (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D, effective as of May 1, 2008, by Louis R. Cappelli and LRC Acquisition LLC, as further amended by Amendment No. 2 to Schedule 13D, effective as of May 16, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 3 to Schedule 13D, effective as of June 5, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 4 to Schedule 13D, effective as of July 3, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 5 to Schedule 13D, effective as of August 4, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 6 to Schedule 13D, effective as of August 22, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 7 to Schedule 13D, effective as of December 31, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 8 to Schedule 13D, effective as of February 5, 2009, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC (the Original Schedule 13D, as amended, the “Schedule 13D”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

                    Item 4 of the Schedule 13D is hereby amended by deleting in its entirety everything following the paragraph beginning “On January 30, 2009, Empire and Concord entered into a second amendment to the Contribution Agreement” and inserting in its place the following:

          On March 23, 2009, Empire and Concord entered into an Agreement (the “2009 Agreement”) pursuant to which (i) Empire and Concord have agreed to construct a harness track (the “Track”) at that certain parcel of land located in the Town of Thompson, New York commonly known as the Concord Hotel and Resort (the “Concord Resort Property”) pursuant to a new harness racing and VGM license that is expected to be issued to Concord by the State of New York and (ii) Empire (or a wholly-owned subsidiary of Empire reasonably acceptable to Concord) shall be retained by Concord Empire Raceway Corp. (“Raceway Corp.”), a subsidiary of Concord, to provide advice and general managerial oversight with respect to the operations at the Track. The Agreement has a term of forty (40) years (the “Term”).

          As a result of the execution of the 2009 Agreement, the Contribution Agreement, which became terminable by either party in accordance with its terms on February 28, 2009, was terminated and became of no further force and effect.

          The closing of the transactions contemplated by the 2009 Agreement is to take place on the date that Concord or one or more of its subsidiaries secure and close on (but not necessarily fund under) financing (the “Financing”) in the minimum aggregate amount of $500 million (including existing equity) from certain third-party lenders in connection with the development of the Track and certain gaming facilities (the “Concord Gaming Facilities”) on the Concord Resort Property (the “Closing Date”).

          Commencing upon the commencement of operations at the Concord Gaming Facilities (the “Operations Date”) and for the duration of the Term, Concord shall cause Raceway Corp. to pay to Empire an annual management fee in the amount of Two Million and 00/100 Dollars ($2,000,000.00), such management fee to be increased by five percent (5%) on each five (5) year anniversary of the Operations Date (the “Empire Management Fee”). The Empire Management Fee shall be prorated for the initial year in which the Track is open for business by the number of months in which the Track is open to the public. Concord agreed that the Empire Management Fee to be paid to Empire will be senior to payments due in connection with the Financing.

          In addition to the Empire Management Fee, commencing on the Operations Date and for the duration of the Term, Concord shall cause Raceway Corp. to pay to Empire an annual fee in the amount of two percent (2%) of the total revenue wagered with respect to video gaming machines and/or other alternative gaming located at the Concord Resort Property after payout for prizes, less certain fees payable to the State of New York State, the Monticello Harness Horsemen’s Association, Inc. and the New York State Horse Breeding Fund (“Adjusted Gross Gaming Revenue Payment”). Commencing upon the Operations Date and for the duration of the Term, in the event that the Adjusted Gross Gaming Revenue Payment paid to Empire is less than Two Million and 00/100 Dollars ($2,000,000.00) per annum, Concord shall guaranty and pay to Empire the difference between Two Million and 00/100 Dollars ($2,000,000.00) and the Adjusted Gross Gaming Revenue Payment distributed to Empire with respect to such calendar year.

          Upon a sale or other voluntary transfer of the Concord Gaming Facilities to any person or entity who is not an affiliate of Concord (the “Buyer”), Raceway Corp. may terminate the 2009 Agreement upon payment to Empire of Twenty-Five Million and 00/100 Dollars ($25,000,000.00); provided, that the Buyer shall enter into an agreement with Empire whereby the Buyer shall agree to pay the greater of (i) the Adjusted Gross Gaming Revenue Payment and (ii) Two Million and 00/100 Dollars ($2,000,000.00) per annum to Empire for the duration of the Term of the 2009 Agreement.

          In the event that the Closing Date has not occurred on or before July 31, 2010, the 2009 Agreement may be terminated by either Empire or Concord by written notice.

          The foregoing description of the 2009 Agreement does not purport to be complete and is qualified in its entirety by reference to the 2009 Agreement, a copy of which is filed herewith as Exhibit 13 and is incorporated herein by reference.

          Following the entering into of the 2009 Agreement by Empire and Concord, the Board of Directors of Empire appointed Louis R. Cappelli as a Class II director, effective immediately, to serve until Empire’s 2011 annual meeting of stockholders.

          The Reporting Persons intend continuously to review their rights and options with respect to the 2009 Agreement, the shares of Common Stock and other debt and equity securities of Empire in light of all existing circumstances, including without limitation, market conditions, regulatory environment, business factors and other circumstances existing from time to time.  The Reporting Persons will take such actions in the future as they may deem appropriate in light of all existing circumstances, which actions may include, without limitation, the sale of shares of Common Stock pursuant to a registration statement filed pursuant to a demand for registration made under the Option Agreement or otherwise, or the purchasing of debt or equity securities of Empire in the open market or through privately negotiated transactions. Any of such future actions may include one or more of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

(a)

Cappelli has an indirect ownership interest in an aggregate of 5,374,512 shares representing approximately 15.79% of Empire’s Common Stock (based upon a total of 34,037,961 shares of Common Stock outstanding as of March 12, 2009 as reported in Empire Resorts, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008). The 5,374,512shares consist of (i) the 811,030 shares of Common Stock purchased by LRC on April 29, 2008, (ii) the 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC by Concord, effective as of May 1, 2008, (iii) the 811,030 shares of Common Stock purchased by LRC on June 2, 2008, (iv) the 811,030 shares of Common Stock purchased by LRC on June 30, 2008 and (v) the 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008.

LRC has a direct ownership interest in 4,200,000shares representing approximately 12.34% of Empire’s Common Stock (based upon a total of 34,037,961 shares of Common Stock outstanding as of March 12, 2009 as reported in Empire Resorts, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Cappelli Resorts has a direct ownership interest in 1,174,512 shares representing approximately 3.45% of Empire’s Common Stock (based upon a total of 34,037,961 shares of Common Stock outstanding as of March 12, 2009 as reported in Empire Resorts, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by the following:

4.

Agreement, dated March 23, 2009, by and between Empire Resorts, Inc. and Concord Associates, L.P., pursuant to which Empire Resorts, Inc. shall be retained by Concord Empire Racing Corp., a subsidiary of Concord Associates, L.P., to provide advice and general managerial oversight with respect to the operations of the harness track to be constructed at that certain parcel of land located in the Town of Thompson, New York commonly known as the Concord Hotel and Resort (for a more detailed description of the Agreement, see Item 4 of this Schedule 13D).

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by the following:

Exhibit 13.	Agreement, dated March 23, 2009, by and between Empire Resorts, Inc. and Concord Associates, L.P.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2009

/s/ Louis R. Cappelli

LOUIS R. CAPPELLI

LRC ACQUISITION LLC

By:	/s/ Louis R. Cappelli

Louis R. Cappelli, Managing Member

CAPPELLI RESORTS LLC

By:	/s/ Louis R. Cappelli

Louis R. Cappelli, Managing Member